Main Street Capital Corporation

April 14, 2011

VIA EDGAR

James E. O'Connor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:
  Main Street Capital Corporation—Preliminary Proxy Statement filed on March 17, 2011 (the "Preliminary Proxy Statement")

Dear Mr. O'Connor:

        On behalf of Main Street Capital Corporation (the "Company"), set forth below is the Company's response to the comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "SEC") during a telephone call on March 28, 2011 regarding the Preliminary Proxy Statement. The Staff's comments are set forth below and are followed by the Company's responses.

  Comment:

        1.     Please confirm that all directorships held during the past five years by each of the Company's directors in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of the Securities Act of 1933 or any company registered as an investment company or regulated as a business development company under the Investment Company Act of 1940 have been disclosed in the Preliminary Proxy Statement.

        Response:    The Company confirms that all such directorships held by the Company's directors have been disclosed in the Preliminary Proxy Statement.

  Comment:

        2.     Please confirm that the Company has complied with the disclosure requirements set forth in Item 407(c) of Regulation S-K regarding diversity and director nominees.

        Response:    The Company confirms that it is complied with the disclosure requirements set forth in Item 407(c) of Regulation S-K.

  Comment:

        3.     Please confirm that the Company has complied with the disclosure requirements set forth in Item 401(f) of Regulation S-K.

        Response:    The Company confirms that it is complied with the disclosure requirements set forth in Item 401(f) of Regulation S-K. In this regard, the Company represents to the Staff that none of the events described in Item 401(f) of Regulation S-K have occurred during the past ten years involving any of the Company's directors and executive officers.

  Comment:

        4.     Please change all references to "lead director" in the Preliminary Proxy Statement to "lead independent director."

        Response:    The Company has complied with this comment.

  Comment:

        5.     We refer to proposal no. 2 contained in the Preliminary Proxy Statement. Please clarify whether the authorization sought under this proposal would include any limitation as to the number of shares of common stock of the Company that may be issued below net value asset per share or the level of discount from net asset value per share as to which such shares may be issued.

        Response:    The Company has revised the disclosure accordingly.

  Comment:

        6.     We refer to proposal no. 3 contained in the Proxy Statement. Please delete the words "We believe that the stockholders, by voting for directors individually as described in "Election of Directors (Item 1)", have had a clear ability to express their approval or disapproval of the performance of our directors and, specifically the directors serving on the Compensation Committee; however," from the third paragraph of this proposal.

        Response:    The Company has revised the disclosure accordingly.

*                        *                         *

        In connection with the submission of the proxy statement filed herewith, the Company hereby acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the proxy statement;

  •
  Staff comments or changes to disclosure in response to Staff comments in the proxy statement do not foreclose the SEC from taking any action with respect to the proxy statement; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        If you have any questions concerning the foregoing, please contact me at (713) 350-6043 or Harry S. Pangas of Sutherland Asbill & Brennan LLP, our outside legal counsel, at (202) 383-0805.

Sincerely,
Main Street Capital Corporation
/s/ Jason B. Beauvais Jason B. Beauvais General Counsel